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SEC FILE NUMBER
8-69901

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Metric Point Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Two Stamford Plaza, 281 Tresser Blvd, Suite 1506
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Weidner	(646) 838-0922	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, James Weidner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Metric Point Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Partner

SEE ATTACHED NOTARIAL CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me

on this 25TH day of FEBRUARY, 2022,
by *Date* *Month* *Year*

(1) JAMES WEIDNER

(and (2) ______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANTHONY SCARPONI
COMM. # 2297071
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES AUG. 7, 2023

Place Notary Seal and/or Stamp Above

Signature ______________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

METRIC POINT CAPITAL, LLC

Report of Independent Registered Public Accounting Firm and Financial Statement

December 31, 2021

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Metric Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metric Point Capital, LLC (the Company) as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 15, 2022

We have served as the Company's auditor since 2017.

Metric Point Capital, LLC
Statement of Financial Condition
For the Year Ended December 31, 2021

Assets		
Cash	$	3,313,420
Accounts receivable		7,152,789
Prepaid expenses		47,125
Security deposits		26,021
Fixed assets, net		30,166
Operating lease - right of use asset		286,291
Total assets	$	10,855,812
Liabilities and Members' equity		
Liabilities		
Accounts payable	$	11,927
Operating lease - liability		286,291
Total liabilities		298,218
Members' equity		
Members' equity		10,557,594
Total liabilities and members' equity	$	10,855,812

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business**

Metric Point Capital, LLC (the "Company") was formed under the laws of the State of Delaware on September 13, 2016. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), effective date July 6, 2017. The Company conducts investment banking activities, specifically private placements and advisory services and does not take custody of securities. The Company maintains offices in San Clemente, CA, New York, NY, Chicago, IL, Austin, TX and Stamford, CT.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Cash

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition

The Company has a single line of business providing advisory services regarding fundraising for venture capital funds. Revenue from these services is composed of fixed consulting fees for placement services and variable fundraising fees from capital commitments. These revenues are subject to the guidance of Accounting Standards Codification ("ASC") Topic 606 – *Revenue from contracts with customers*, and are included in the investment banking and consulting line item on the statement of income. In some circumstances, significant judgment is needed to determine timing and measure the progress appropriate for revenue recognition under a specific contract. Fees from fundraising for venture capital funds are recognized upon completion of a client transaction which is the point at which the performance obligation is satisfied. Engagement fees are a non-refundable fixed fee for services related to research of the client's financial condition and business opportunities, enabling the Company to advise the client regarding the prospects of completing a transaction. The engagement fees are generally deferred and recognized over the initial sixty (60) days of the engagement while these services are performed. Consulting fees are recognized as services are performed and retainer fees are recognized over the period to which the retainer relates, typically the onboarding process, as the Company's client receives the benefit over that time period and the performance obligation is satisfied. Consulting fees were $815,004 and fees from fundraising for venture capital funds were $8,616,555 for the year ended December 31, 2021. The economic conditions affect the Company's operations are related to the overall trends of the economy and its impact on venture capital firms.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts with customers of $7,339,294 at January 1, 2021. The Company had no liabilities related to contracts with customers as of December 31, 2020 or December 31, 2021.

Leases
The Company has one long-term operating lease for the main office which expires on June 8th, 2024. The Company recorded an operating lease right of use asset ("ROU") and a corresponding lease liability as of December 31, 2021. According to the lease terms of the lease agreement, space was offered as on "as-is" basis with no option to renew or extend beyond the end of the lease term. The lease has no incentives. See Note 4 for future lease commitments. The Company determines if the arrangement is a lease at inception. The Company made an accounting policy election to not capitalize leases with an initial term of 12 months or less. The ROU asset and corresponding liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, we used our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company recognizes rent expense on a straight line basis and amortizes the associated lease liability over the lease term.

Fixed Assets, Net
Fixed Assets are recorded at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 Years	$ 21,262
Telephone Equipment	3 - 5 Years	2,286
Furniture & Fixtures	7 Year	26,861
		50,409
Less accumulated depreciation and amortization		(20,243)
Fixed assets (net)		$ 30,166

Income Taxes
The Company has elected to be taxed as a Partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the individual members are liable for individual income taxes on their respective share of the Company's taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2017 through 2020 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments and Fair Value
The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

3. Accounts Receivable and Credit Losses

Accounts receivable are composed of balances due from the Company's customers, who are primarily venture capital funds, for securing investor commitments for current and future closes, typically over 1-2 years. The Company's performance obligation is satisfied at the time commitments are closed, and the purchase price is determined based on that commitment and contractual rates, however payment is remitted over time as the Company's customers call capital and complete future closes. Based on the relatively short term nature of the receivables, the Company records them at face value, plus accrued interest. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company has determined that no allowance for credit losses is necessary as of December 31, 2021. The balance in accounts receivable was $7,152,789 at December 31, 2021 and $7,339,294 at December 31, 2020.

4. Commitments and Contingencies

The Company leases office space in various cities throughout the United States, under separate lease agreements.

The first is a month to month lease in Chicago through WeWork, which commenced on August 1, 2021. The lease provides for a 30-day opt out, with written request.

The second office location is in San Clemente through San Clemente Office Suites, which commenced September 1, 2021 and is valid for one year. The lease provides for an automatic renewal at the current term. The lease provides for a 60-day opt out, with written request.

The third office location is in Stamford, CT through One Stamford Plaza Owner, LLC, which commenced March 8, 2019 and is valid for six years.

The fourth office is located in New York City through ServCorp, which commenced on March 1, 2017. The lease provides for a 30-day opt out, with written request.

The fifth office location is in Austin, TX through Industrious Aus 201 W 5th LLC, which commenced September 1, 2021 and is valid for one year.

The following is a schedule of future minimum annual lease payments required under these non-cancellable operating leases:

Year Ending December 31,	
2022	$ 111,750
2023	97,976
2024	99,962
2025	67,524
	377,212
Less short term leases	(15,760)
Less pv discount	(75,161)
Operating lease liability	$ 286,291

Rent expense for the year ended December 31, 2021 totaled $131,056. It is reflected on the statement of income as a component of general and administrative expenses.

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

5. Loan Payable

On May 8, 2020, the Company was granted a loan through its bank in the aggregate amount of $125,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. The loan was in the form of a note dated April 30, 2020 and maturing on May 8, 2022. The note beared interest at a rate of 1% per annum. This loan was forgiven on February 26, 2021.

6. 401(k) Plan

The Company (the "Plan Sponsor") adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Plan covers substantially all of its employees. Contributions at the discretion of the Plan Sponsor are determined as a percentage of each covered employee's compensation and the amount paid by the Company totaled $214,773 for the year ended December 31, 2021 and is reflected on the statement of income as a component of salaries and related benefits expenses.

7. Concentration of Credit Risk

Cash is maintained with high quality institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

During the year ended December 31, 2021, the Company had four customers that each accounted for at least 10% of total revenues. These customers represent 75% of total revenues as of and for the year ended December 31, 2021. During the year ended December 31, 2021, the Company had five customers that each accounted for at least 10% of accounts receivable. These customers represent 81% of total accounts receivable as of and for the year ended December 31, 2021.

8. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2021, the Company had net capital of $3,301,493 which was $3,296,493 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0036 to 1.

9. Risks & Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated at this time.